Exhibit 99.2

ZenaTech Closes 29th Drone as a Service Acquisition, Adding Solar and Railroad Customers with Georgia-based U.S. Land Surveying Company Holding Licenses in 17 States

Vancouver, British Columbia, (September 15th, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that it has completed the acquisition of Merritt Paul Land Surveying, LLC (Merritt Paul), a land surveying firm based in Franklin, Georgia. Founded in 2015, Merritt Paul has built a track record providing surveying services to the solar, transportation and construction industries, including work for a major national transportation company, and specializes in utility-scale solar surveys across the U.S. The company is licensed to perform land surveys in 17 states. The acquisition marks ZenaTech's 29th Drone as a Service acquisition to date.

“This acquisition deepens our Drone as a Service platform in two of the fastest-growing verticals for aerial data collection: utility-scale solar and transportation infrastructure,” said Shaun Passley, Ph.D., ZenaTech CEO. “The drone solar inspection market alone is growing at 25% annually according to market analysts, and we see similar growth trajectory opportunities across railroad and airport infrastructure as operators move away from manual survey methods towards AI automation. Merritt Paul's founders, Tyler Bius and Levi George, each bring more than a decade of specialized survey experience with major rail and airport clients, and their team's deep sector expertise provides a strong platform to scale drone-based solar, rail and airport surveying.”

Merritt Paul provides topographic, ALTA, boundary, as-built and construction layout surveys, with a specialized focus on utility-scale solar and battery storage projects across the U.S. Their longstanding client base spans solar developers, transportation, construction, and municipal, county and state infrastructure customers in the Atlanta and Southwest Georgia areas.

Drone-based inspection is becoming the norm across utility-scale solar farms to identify underperforming panels, wiring faults and hot spots using thermal imaging, cutting inspection time and labor costs compared to manual walk-downs. The drone solar inspection market is projected to grow from $1.2 billion in 2024 to $6.8 billion by 2032, a CAGR of approximately 25%, according to Verified Market Research. Management believes this growth, paired with continued expansion of utility-scale solar capacity across the U.S., will drive increasing demand for drone-based inspection and survey services across solar assets.

Drone-based surveying is increasingly used to map rail corridors, inspect track beds, culverts and overhead infrastructure, and support construction staking and grading work at airports without disrupting active operations. High-resolution imagery, LiDAR and photogrammetry allow survey teams to capture rail corridor and runway-adjacent data faster and more safely than traditional ground crews. The broader inspection drone market, which covers infrastructure sectors including rail and aviation, is projected to grow from roughly $4 billion in 2025 to more than $12 billion by 2032, according to Fortune Business Insights. Management believes this growth, combined with tightening safety and compliance requirements, will continue to expand demand for drone-based survey and inspection services across rail networks and airport facilities.

ZenaTech's Drone as a Service platform provides business and government customers with subscription-based drone services using its vertically integrated ZenaDrone drones, for a host of surveying, inspections, maintenance, power washing, and precision agriculture solutions, eliminating the need for customers to own, operate and maintain commercial-grade drone fleets. Through the acquisition of established, profitable but under-digitized service businesses, ZenaTech is building a scalable global Drone as a Service network and AI autonomy platform, with recurring revenue and an existing customer base, while integrating advanced drone technologies to deliver greater speed, precision, safety, and data-driven insights. The Company continues to expand its geographic footprint, service offerings, and drone capabilities to drive long-term growth.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries including land surveys and inspections, driving drone-based scalable and recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management's expectations and projections regarding ZenaTech's growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech's expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Nano, IQ Quad, ZenaTech 2000, IQ Glider, IQ Sphere, IQ Aqua and Interceptor P-1; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech's anticipated cash needs and its needs for additional financing; ZenaTech's intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech's expected business objectives for the next twelve months; ZenaTech's ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company's Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC's website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.